Exhibit 99.1

NEWS

Starfield Reports Results for Second Quarter
Of Fiscal 2008

Toronto, Ontario - October 15, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced financial results for the second quarter of its 2008 fiscal year were filed on SEDAR.

For the three months ended August 31, 2007, Starfield reported exploration costs totaling $3.3 million, and $5.4 million for the six months ended August 31, 2007.  Administrative outlays amounted to $0.9 million for the quarter end and $1.9 million for the six months ended.

The Company had cash reserves of $12.2 million and working capital of $13.1 million at quarter end, compared to $506,000 and negative $1.9 million in fiscal 2007 respectively.

More information, the interim financial statements and management’s discussion and analysis for the second quarter are available on the Company’s website and on SEDAR.

 About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Nickel-Copper-Platinum-Palladium- Cobalt property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover metals from its Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	John Vincic Executive Vice President Barnes McInerney Inc. 416-367-5000 ext. 249 jvincic@barnesmcinerney.com

www.starfieldres.com

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